Exhibit 21.1

List of Subsidiaries

MVR Products Pte. Limited, a company organized under the laws of Singapore

Unijoh Sdn. Bhd., a company organized under the laws of Malaysia

Motorcar Parts de Mexico, S.A. de C.V., a company organized under the laws of Mexico

Motorcar Parts of Canada, Inc., a company organized under the laws of Canada